United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of February 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material changes occurred on February 17, 2009 and February 18, 2009.

Item 3

News Release

A News Release 09-09 was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on February 17, 2009.

A further News Release 09-10 was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on February 18, 2009.

Item 4

Summary of Material Change

On February 17, 2009, Minera Andes Inc. (the “Corporation” or “Minera Andes”) agreed with Robert R. McEwen, a director and existing shareholder of the Corporation, to amend the terms of the private placement with Mr. McEwen, as first announced on February 9, 2009.

On February 18, 2009 Minera Andes issued 18,299,970 common shares of the Corporation to Mr. McEwen.  The shares were issued in the first tranche of the transaction with Mr. McEwen (under amended terms announced on February 17, 2009) at a price of C$1.00 per share for gross proceeds to the Corporation of C$18,299,970.

The Corporation has also been advised by Hochschild Mining plc (“Hochschild”) that Hochschild has withdrawn its proposals to make a takeover bid for the Corporation’s common shares or to acquire those shares by way of a plan of arrangement or to acquire the Corporation’s interest in the San José Project.  Hochschild also confirmed that the amounts due to MSC pursuant to its cash call must be paid by March 3, 2009.

Item 5.1

Full Description of Material Change

Revised Terms of Private Placement with Robert R. McEwen

On February 17, 2009, Minera Andes agreed with Robert R. McEwen, a director and existing shareholder of the Corporation, to amend the terms of the private placement with Mr. McEwen, as first announced on February 9, 2009. A copy of the amended and restated subscription agreement is available under the Corporation’s profile on www.sedar.com.

Mr. McEwen has agreed to complete the private placement in a two step transaction designed to alleviate the Corporation’s immediate financial pressures.  First, Mr. McEwen will purchase 18,299,970 common shares of the Corporation at a price of C$1.00 per share for proceeds to the Corporation of C$18,299,970 which will be used, as to $US11.3 million, to satisfy the cash call made in respect of the Corporation’s 49% interest in the San José Project (“Step 1”).  Second, Mr. McEwen will assume the bank loan owing by the Corporation to Macquarie Bank Limited (“Macquarie”) in the aggregate principal amount of US$17.5 million (“Step 2”).  The subscription price of C$1.00 per share represents a 108% premium to the closing price of Minera Andes’ common shares on the TSX on February 13, 2009 of C$0.48 per share.

In order to initiate the transfer of funds to Argentina for the cash call by February 20, 2009, Step 1 is to be completed by the close of business in Toronto on February 18, 2009.

The Step 2 assignment of the Corporation’s bank loan from Macquarie to Mr. McEwen, is subject to Mr. McEwen reaching agreement with Macquarie, and Macquarie has already indicated its agreement to this.  The security for the bank loan also has to be transferred to Mr. McEwen, and Step 2 requires Hochschild consenting to the transfer of the security in the San José Project from Macquarie to Mr. McEwen.  If agreement is not reached with either or both of Macquarie and Hochschild by the close of business (Toronto time) on February 25, 2009, Mr. McEwen will purchase a total of 21,700,030 common shares of the Corporation at a price of C$1.00 per share and the Corporation will use the proceeds thereof to repay Macquarie directly.

The bank loan, once assumed by Mr. McEwen, will be convertible at the option of Mr. McEwen into common shares of the Corporation at a price of C$1.00 per share (for a total of 21,700,030 common shares), at any time, subject to approval by the shareholders of the Corporation.  If such shareholder approval is not obtained by 60 days after closing, the bank loan (as assumed by Mr. McEwen) will be due and payable by the Corporation 15 business days after the date of the shareholders’ meeting.

In addition, if prior to such shareholder approval being obtained there is a change of control of the Corporation, involving a person other than Mr. McEwen or one his affiliates, the bank loan (as assumed by Mr. McEwen) will be immediately converted into common shares of the Corporation at a price of C$1.00 per share (for a total of 21,700,030 common shares).

Step 1 and Step 2 of the transaction with Mr. McEwen are subject to the approval of the TSX.  The TSX provided its conditional listing approval on February 17, 2009.

Mr. McEwen will not demand repayment of any amounts under the bank loan (including the sum of US$7.5 million which is currently due on or about March 7, 2009) prior to the receipt of shareholders approval or, failing such approval, 15 business days after the date of the shareholders’ meeting convened to obtain such approval.  In addition, Mr. McEwen has agreed to waive all existing events of default under the Macquarie credit agreement.

Mr. McEwen has also confirmed that the Corporation may complete an offering of common shares on similar terms as the proposed transaction with Mr. McEwen for the purpose of funding its exploration activities.

Step 1 and Step 2 are intended to improve the Corporation’s financial situation and provide shareholders the opportunity to approve the issuance of shares to Mr. McEwen, where time permits such approval to be sought, without a material adverse effect on the financial condition of the Corporation.

On February 9, 2009, the Corporation announced that it had entered into a letter agreement with Mr. McEwen pursuant to which Mr. McEwen or his affiliates would purchase 121,212,121 common shares of the Corporation at a price of C$0.33 per share (the closing price of the Corporation’s common shares on the TSX on February 4, 2009), for proceeds of C$40.0 million.

Subsequent to that announcement, the Corporation received advice from Hochschild that it was prepared to make a formal bid to acquire all of the issued and outstanding shares of the Corporation at an exchange ratio of 0.24 ordinary shares of Hochschild (which is listed on the London Stock Exchange) for each common share of the Corporation.  Based on the closing price of Hochschild’s shares and the Corporation’s shares on February 15, 2009 this bid, if made would have an implied price of C$0.8658 per common share of the Corporation.  Hochschild is not currently listed on any Canadian stock market so any bid if made, could not be made until at least April 2009, at which time the requisite technical reports in respect of Hochschild’s material properties are scheduled to be completed.

Hochschild indicated that it would (i) provide bridge financing to the San José project so that the payment of the outstanding cash call by MAI could be deferred until expiry of the formal bid by Hochschild; and (ii) make a loan available to the Corporation in the principal amount of US$17.5 million so that the Corporation could repay its indebtedness to Macquarie and that the maturity date of such loan would effectively be extended until December 1, 2009, provided in each case, among other things, that the Corporation would immediately express support for any such bid by Hochschild and negotiate the terms of a definitive support agreement for the making of any such bid (with a view to settling the terms of such agreement by February 26, 2009).  The proposal from Hochschild also provides that any such financial assistance shall be immediately due and payable upon the Corporation supporting an alternative transaction.

The Special Committee, together with its advisors, considered the Hochschild proposal for a bid some time after April 2009 and financial assistance and concluded that the proposed transaction with Mr. McEwen is in the best interests of shareholders.  In reaching this conclusion, the Special Committee considered, without limitation, the following factors:

•

the implied price of the proposed Hochschild bid, if made, is inferior to the price offered by Mr. McEwen;

•

the financial assistance offered by Hochschild is expressly conditional upon the Corporation negotiating the terms of a support agreement (the proposed material terms of which are unknown) and failing which the proposed transaction with Mr. McEwen will have been withdrawn and the Corporation will again be subject to untenable financial pressure;

•

the proposed Hochschild bid, if made, will be based on an exchange ratio determined today, however any bid made by Hochschild cannot be made until April 2009 at the earliest;

•

the possibility that financial assistance provided by Hochschild would become immediately due and payable upon a competing proposal supported by the Corporation is coercive and

•

the proposed transaction with Mr. McEwen does not prevent a subsequent transaction with Hochschild or any other third party and its effect on the Corporation’s financial condition should enable the Corporation to vigorously negotiate the terms of any such proposal without the pressures of financial hardship.

Mr. McEwen presently owns, or exercises control or direction over, 46,057,143 common shares, or 24.3% of the issued and outstanding common shares.  The issuance of 18,299,970 common shares to Mr. McEwen under Step 1 will result in Mr. McEwen owning or exercising control or direction over approximately 30.9% of the then issued and outstanding common shares of the Corporation.  The issuance of 21,700,030 common shares under Step 2 will result in Mr. McEwen owning or exercising control or direction over approximately 37.4% of the then issued and outstanding common shares of the Corporation.

Under the TSX Company Manual, shareholder approval would be required as a result of the fact that together Step 1 and Step 2 will result in greater than 10% of the outstanding common shares of the Corporation being issued to an insider of the Corporation.

The Corporation applied to the Toronto Stock Exchange (the “TSX”) under the provisions of Section 604(e) of the TSX Company Manual for an exemption from securityholder approval requirements in respect of the issue of 40,000,000 common shares to Mr. McEwen at a price of C$1.00 per share on the basis that the Corporation is in serious financial difficulty, in each in the circumstances described above  The members of the Special Committee of the Corporation’s Board of Directors, Allan Marter, Donald Quick and Victor Lazarovici (each of whom is free from any interest in the offering), authorized such application concluding, each time, that the Corporation is in serious financial difficulty as a result of the cash call for the San José Project and the outstanding bank indebtedness, and the transactions with Mr. McEwen are reasonable for the Corporation under the circumstances.

With its financial condition improved, the Special Committee believes the Corporation will be in a position to undertake a review of the options available to it for the medium and longer-term.  At present, the Special Committee believes that the Corporation’s ability to obtain maximum value for its shareholders is limited and constrained by financial distress caused by the cash call due imminently and the bank loan which may be called upon seven days notice.

As a result of its previous announcement concerning the private placement with Mr. McEwen, the TSX has advised that it has initiated a de-listing review of the Corporation as a consequence of relying on the financial hardship exemption under Section 604(e).  The Corporation believes that, upon completion of the private placement, it will be in compliance with all of the TSX listing requirements.

The transactions described above with Mr. McEwen will also be a related party transaction for the purposes of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions (“MI-61-101”). It is the intention of the Corporation to avail itself of the exemptions set forth in sections 5.5(g) and 5.7(1)(e) of MI 61-101 from provisions that would otherwise require the Corporation to obtain a formal valuation and the approval of its minority shareholders, respectively, in connection with Step 1 and, if consent to the assignment of the Corporation’s bank loan is not obtained, the private placement of the additional 21,700,030 common shares to Mr. McEwen under Step 2, on the basis that the Special Committee (being all of the independent directors of the Corporation for this purpose) and the board of directors having determined that the Corporation is in serious financial difficulty and the transactions are  designed to improve the financial position of the Corporation, and that the terms of the private placements are reasonable in the circumstances to the Corporation, all as described above.

As the amended and restated subscription agreement regarding the transactions described above were not entered into until February 17, 2009, and the deadline for obtaining consent to the assignment of the Corporation’s bank loan is February 25, 2009, the Corporation is unable to file this material change report more than 21 days before the expected date of the completion of the transactions.

Completion of First Tranche of Private Placement with Robert R. McEwen

On February 18, 2009 Minera Andes issued 18,299,970 common shares of the Corporation to Robert R. McEwen, a director and existing shareholder of the Corporation.  The shares were issued in the first tranche of the transaction with Mr. McEwen (under amended terms announced on February 17, 2009) at a price of C$1.00 per share for gross proceeds to the Corporation of C$18,299,970.

Of the funds that have been received from Mr. McEwen, $US11.3 million will be used to satisfy the cash call made in respect of the Corporation’s 49% interest in the San José Project, operated by Minera Santa Cruz S.A. (“MSC”) and the balance will be used for exploration and working capital.

The Corporation also has been advised by Hochschild that Hochschild has withdrawn its proposals to make a takeover bid for the Corporation’s common shares or to acquire those shares by way of a plan of arrangement or to acquire the Corporation’s interest in the San José Project.  Hochschild also confirmed that the amounts due to MSC pursuant to its cash call must be paid by March 3, 2009.

As a result of the issuance of 18,299,970 common shares to Mr. McEwen, he now owns or exercises control or direction over 64,357,113 common shares or approximately 30.9% (increased from approximately 24%) of the issued and outstanding common shares of the Corporation. Mr. McEwen also has the right to appoint an additional director, with the result that he now has the right to nominate a total of three directors to Minera Andes’ board of directors.

The Corporation has 208,458,821 common shares issued and outstanding following completion of the first tranche of the private placement.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9

Date of Report

February 23, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES

REVISED C$40.0 MILLION PRIVATE PLACEMENT WITH ROBERT R. MCEWEN

AT A SUBSCRIPTION PRICE OF C$1.00

SPOKANE, WASHINGTON – February 17, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”, TSX:MAI and US OTC:MNEAF) announced today that it has agreed with Robert R. McEwen, a director and existing shareholder of the Corporation, to amend the terms of the private placement with Mr. McEwen, as first announced on February 9, 2009.

Mr. McEwen has agreed to complete the private placement in a two step transaction designed to alleviate the Corporation’s immediate financial pressures.  First, Mr. McEwen will purchase 18,299,970 common shares of the Corporation at a price of C$1.00 per share for proceeds to the Corporation of C$18,299,970 which will be used, as to $US11.3 million, to satisfy the cash call made in respect of the Corporation’s 49% interest in the San José Project (“Step 1”).  Second, Mr. McEwen will assume the bank loan owing by the Corporation to Macquarie Bank Limited (“Macquarie”) in the aggregate principal amount of US$17.5 million (“Step 2”).  The subscription price of C$1.00 per share represents a 108% premium to the closing price of Minera Andes’ common shares on the TSX on February 13, 2009 of C$0.48 per share.

In order to initiate the transfer of funds to Argentina for the cash call by February 20, 2009, Step 1 is to be completed by the close of business in Toronto on February 18, 2009.

The Step 2 assignment of the Corporation’s bank loan from Macquarie to Mr. McEwen, is subject to Mr. McEwen reaching agreement with Macquarie, and Macquarie has already indicated its agreement to this.  The security for the bank loan also has to be transferred to Mr. McEwen, and Step 2 requires Hochschild Mining plc (“Hochschild”) consenting to the transfer of the security in the San José Project from Macquarie to Mr. McEwen.  If agreement is not reached with either or both of Macquarie and Hochschild by the close of business (Toronto time) on February 25, 2009, Mr. McEwen will purchase a total of 21,700,030 common shares of the Corporation at a price of C$1.00 per share and the Corporation will use the proceeds thereof to repay Macquarie directly.

The bank loan, once assumed by Mr. McEwen, will be convertible at the option of Mr. McEwen into common shares of the Corporation at a price of C$1.00 per share (for a total of 21,700,030 common shares), at any time, subject to approval by the shareholders of the Corporation.  If such shareholder approval is not obtained by 60 days after closing, the bank loan (as assumed by Mr. McEwen) will be due and payable by the Corporation 15 business days after the date of the shareholders’ meeting.

In addition, if prior to such shareholder approval being obtained there is a change of control of the Corporation, involving a person other than Mr. McEwen or one his affiliates, the bank loan (as assumed by Mr. McEwen) will be immediately converted into common shares of the Corporation at a price of C$1.00 per share (for a total of 21,700,030 common shares).

Step 1 and Step 2 of the transaction with Mr. McEwen are subject to the approval of the TSX.

Mr. McEwen will not demand repayment of any amounts under the bank loan (including the sum of US$7.5 million which is currently due on or about March 7, 2009) prior to the receipt of shareholders approval or, failing such approval, 15 business days after the date of the shareholders’ meeting convened to obtain such approval.  In addition, Mr. McEwen has agreed to waive all existing events of default under the Macquarie credit agreement.

Mr. McEwen has also confirmed that the Corporation may complete an offering of common shares on similar terms as the proposed transaction with Mr. McEwen for the purpose of funding its exploration activities.

Step 1 and Step 2 are intended to improve the Corporation’s financial situation and provide shareholders the opportunity to approve the issuance of shares to Mr. McEwen, where time permits such approval to be sought, without a material adverse effect on the financial condition of the Corporation.

On February 9, 2009, the Company announced that it had entered into a letter agreement with Mr. McEwen pursuant to which Mr. McEwen or his affiliates would purchase 121,212,121 common shares of the Corporation at a price of C$0.33 per share (the closing price of the Company’s common shares on the TSX on February 4, 2009), for proceeds of C$40.0 million.

Subsequent to that announcement, the Corporation received advice from Hochschild that it was prepared to make a formal bid to acquire all of the issued and outstanding shares of the Corporation at an exchange ratio of 0.24 ordinary shares of Hochschild (which is listed on the London Stock Exchange) for each common share of the Corporation.  Based on the closing price of Hochschild’s shares and the Corporation’s shares on February 15, 2009 this bid, if made would have an implied price of C$0.8658 per common share of the Corporation.  Hochschild is not currently listed on any Canadian stock market so any bid if made, could not be made until at least April 2009, at which time the requisite technical reports in respect of Hochschild’s material properties are scheduled to be completed.

Hochschild indicated that it would (i) provide bridge financing to the San José project so that the payment of the outstanding cash call by MAI could be deferred until expiry of the formal bid by Hochschild; and (ii) make a loan available to the Corporation in the principal amount of US$17.5 million so that the Corporation could repay its indebtedness to Macquarie and that the maturity date of such loan would effectively be extended until December 1, 2009, provided in each case, among other things, that the Corporation would immediately express support for any such bid by Hochschild and negotiate the terms of a definitive support agreement for the making of any such bid (with a view to settling the terms of such agreement by February 26, 2009).  The proposal from Hochschild also provides that any such financial assistance shall be immediately due and payable upon the Corporation supporting an alternative transaction.

The Special Committee, together with its advisors, considered the Hochschild proposal for a bid some time after April 2009 and financial assistance and concluded that the proposed transaction with Mr. McEwen is in the best interests of shareholders.  In reaching this conclusion, the Special Committee considered, without limitation, the following factors:

•

the implied price of the proposed Hochschild bid, if made, is inferior to the price offered by Mr. McEwen;

•

the financial assistance offered by Hochschild is expressly conditional upon the Corporation negotiating the terms of a support agreement (the proposed material terms of which are unknown) and failing which the proposed transaction with Mr. McEwen will have been withdrawn and the Corporation will again be subject to untenable financial pressure;

•

the proposed Hochschild bid, if made, will be based on an exchange ratio determined today, however any bid made by Hochschild cannot be made until April 2009 at the earliest;

•

the possibility that financial assistance provided by Hochschild would become immediately due and payable upon a competing proposal supported by the Corporation is coercive and

•

the proposed transaction with Mr. McEwen does not prevent a subsequent transaction with Hochschild or any other third party and its effect on the Corporation’s financial condition should enable the Corporation to vigorously negotiate the terms of any such proposal without the pressures of financial hardship.

Mr. McEwen presently owns, or exercises control or direction over, 46,057,143 common shares, or 24.3% of the issued and outstanding common shares.  The issuance of 18,299,970 common shares to Mr. McEwen under Step 1 will result in Mr. McEwen owning or exercising control or direction over approximately 30.9% of the then issued and outstanding common shares of the Corporation.  The issuance of 21,700,030 common shares under Step 2 will result in Mr. McEwen owning or exercising control or direction over approximately 37.4% of the then issued and outstanding common shares of the Corporation.

Under the TSX Company Manual, shareholder approval would be required as a result of the fact that together Step 1 and Step 2 will result in greater than 10% of the outstanding common shares of the Corporation being issued to an insider of the Corporation.

The Corporation applied to the Toronto Stock Exchange (the “TSX”) under the provisions of Section 604(e) of the TSX Company Manual for an exemption from securityholder approval requirements in respect of the issue of 40,000,000 common shares to Mr. McEwen at a price of C$1.00 per share on the basis that the Corporation is in serious financial difficulty, in each in the circumstances described above  The members of the Special Committee of the Corporation’s Board of Directors, Allan Marter, Donald Quick and Victor Lazarovici (each of whom is free from any interest in the offering), authorized such application concluding, each time, that the Corporation is in serious financial difficulty as a result of the cash call for the San José Project and the outstanding bank indebtedness, and the transactions with Mr. McEwen are reasonable for the Corporation under the circumstances.

With its financial condition improved, the Special Committee believes the Corporation will be in a position to undertake a review of the options available to it for the medium and longer-term.  At present, the Special Committee believes that the Corporation’s ability to obtain maximum value for its shareholders is limited and constrained by financial distress caused by the cash call due imminently and the bank loan which may be called upon seven days notice.

As a result of its previous announcement concerning the private placement with Mr. McEwen, the TSX has advised that it has initiated a de-listing review of the Corporation as a consequence of relying on the financial hardship exemption under Section 604(e).  The Corporation believes that, upon completion of the private placement, it will be in compliance with all of the TSX listing requirements.

The transactions described above with Mr. McEwen will also be a related party transaction for the purposes of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions. It is the intention of the Corporation to avail itself of certain exemptions set out in such Instrument from provisions that would otherwise require the Corporation to obtain a formal valuation and the approval of its minority shareholders in connection with the private placement.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds approximately 304,000 acres of mineral exploration land in Argentina.  Minera Andes holds a 49% interest in the San José Project, an operating gold and silver mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a preliminary assessment has been completed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 190,158,851 shares issued and outstanding.

This news release is submitted by Allan J. Marter, a Director and the Chairman of the Special Committee of the Board of Directors of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that financing will be secured within the time required.    Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SCHEDULE “B”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES COMPLETES FIRST TRANCHE OF
PRIVATE PLACEMENT WITH ROBERT R. MCEWEN

SPOKANE, WASHINGTON – February 18, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”, TSX:MAI and US OTC:MNEAF) is pleased to announce that it has issued 18,299,970 common shares of the Corporation to Robert R. McEwen, a director and existing shareholder of the Corporation.  The shares were issued in the first tranche of the transaction with Mr. McEwen (under amended terms announced yesterday, February 17, 2009) at a price of C$1.00 per share for gross proceeds to the Corporation of C$18,299,970.

Of the funds that have been received from Mr. McEwen, $US11.3 million will be used to satisfy the cash call made in respect of the Corporation’s 49% interest in the San José Project, operated by Minera Santa Cruz S.A. (“MSC”) and the balance will be used for exploration and working capital.

The Corporation also announced that it has been advised by Hochschild Mining plc (“Hochschild”) that Hochschild has withdrawn its proposals to make a takeover bid for the Corporation’s common shares or to acquire those shares by way of a plan of arrangement or to acquire the Corporation’s interest in the San José Project.  Hochschild also confirmed that the amounts due to MSC pursuant to its cash call must be paid by March 3, 2009.

As a result of the issuance of 18,299,970 common shares to Mr. McEwen, he now owns or exercises control or direction over 64,357,113 common shares or approximately 30.9% (increased from approximately 24%) of the issued and outstanding common shares of the Corporation. Mr. McEwen also has the right to appoint an additional director, with the result that he now has the right to nominate a total of three directors to Minera Andes’ board of directors.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds approximately 304,000 acres of mineral exploration land in Argentina.  Minera Andes holds a 49% interest in the San José Project, an operating gold and silver mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a preliminary assessment has been completed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation has 208,458,821 common shares issued and outstanding following completion of the private placement.

This news release is submitted by Allan J. Marter, a Director and the Chairman of the Special Committee of the Board of Directors of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that financing will be secured within the time required.    Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chairman

Dated:  February 23, 2009